November 16, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Tim Buchmiller

Re:	AVEO Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-249982

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AVEO Pharmaceuticals, Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-249982), so that it may become effective at 4:00 p.m., Eastern time, on November 18, 2020, or as soon as practicable thereafter.

Very truly yours,

By:	/s/ Erick Lucera
Erick Lucera
Chief Financial Officer